January 21, 2011	Reference: 29532/364

VIA SEDAR - PROJECT #1686908

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re:	Final Short Form Prospectus of TransGlobe Energy Corporation

We refer to the final short form prospectus of TransGlobe Energy Corporation (the "Corporation") dated January 21, 2011 (the "Prospectus") relating to the qualification for distribution of 5,000,000 common shares (the "Common Shares") of the Corporation at a price of $15.00 per Common Share.

We hereby consent to the references to our firm name on the face page and under the headings, "Eligibility for Investment" and "Interest of Experts" in the Prospectus and to the reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon by any other parties or for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"